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March 22, 2006

_____________
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:      TRIMEDYNE, INC.
         FILE NO. 0-10581
         FORM 10-KSB FOR FISCAL YEAR ENDED SEPTEMBER 30, 2005
         FILED JANUARY 13, 2006

Dear Mr Burton:

I am the Chief Executive Officer of Trimedyne, Inc. (the "Company"). In that capacity, I am responding to your comment letter dated March 9, 2006 regarding the above Annual Report. To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

FORM 10-KSB FOR THE FISCA YEAR ENDED SEPTEMBER 30, 2005
-------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS - RESULTS OF OPERATIONS, PAGE 11
---------------------------------------------------------------------

COMMENT NO. 1. PLEASE EXPAND YOUR MD&A IN FUTURE FILINGS TO DISCUSS THE CHANGES IN GROSS PROFIT, BY PRODUCT AND, SERVICE AND RENTAL FOR THE PERIODS BEING COMPARED. IF THE CHANGE IS RELATED TO MORE THAN ONE FACTOR, EACH SIGNIFICANT FACTOR SHOULD BE SEPARATELY QUANTIFIED AND DISCUSSED.

1. As requested, we will expand our MD&A in future filings to discuss the changes in gross profit, by each type of product and, service and rental for the periods being compared. If the change is related to more than one factor, each significant factor will be separately quantified and discussed.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7
-----------------------------------------------------------
-INVENTORIES, PAGE F-7

COMMENT NO. 2. PLEASE TELL US AND DISCLOSE IN FUTURE FILINGS THE AMOUNT OF LASER UNITS LOCATED AT MEDICAL FACILITIES FOR SALES EVALUATION AND DEMONSTRATION UNITS USED FOR DEVELOPMENT AND MEDICAL TRAINING WHICH ARE INCLUDED IN INVENTORY AT THEIR NET REALIZABLE VALUE AT THE BALANCE SHEET DATE.

     2. For the fiscal year ended September 30, 2005, the aggregate net realizable value of demonstration and evaluation lasers did not comprise a material amount in inventories. As requested, in future filings we will disclose the amount of laser units located at medical facilities for sales evaluation and demonstration units used for development and medical training which are included in inventories at their net realizable values, should these aggregate values comprise a material amount of inventories at the end of the period being reported.


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REVENUE RECOGNITION, PAGE F-9
-----------------------------

COMMENT NO. 3. PLEASE TELL US AND EXPAND IN FUTURE FILINGS TO DISCLOSE THE NATURE AND TERMS OF THE SERVICE CONTRACTS YOU ENTER INTO WITH YOUR CUSTOMERS.

3. All service contracts with customers are for lasers manufactured by the Company and are for a term of one year. The service contracts are offered at different pricing levels based on the level of coverage, which include periodic maintenance and different levels of parts and labor to be provided. Since the service contracts have a twelve month term, the revenue of each service contract is deferred and recognized ratably over the term of each service contract. As requested, the nature and terms of service contracts will be disclosed and expanded in future filings.

COMMENT NO. 4. PLEASE TELL US AND EXPAND IN FUTURE FILINGS TO DISCLOSE THE NATURE AND TERMS OF RENTAL CONTRACTS YOU ENTER INTO WITH YOUR CUSTOMERS. INCUDE IN YOUR DISCLOSURE THE TERM OF THE AGGREEMENTS AND IF THEY ARE CANCELLABLE.

     4. Lasers may be rented by Trimedyne, Inc. for a flat monthly charge for a period of years or on a month-to-month basis, or on a fee per case basis sometimes with a minimum monthly rental fee. Only four lasers were being rented by Trimedyne, Inc. during fiscal 2005, each on a month-to-month basis. Mobile Surgical Technologies, Inc. ("MST"), a wholly owned subsidiary, generally enters into rental service contracts with customers for a two year period, which unless cancelled, are renewed on an annual basis after the initial period. During the rental service contract period customers do not maintain possession of any rental equipment unless it is for the Company's convenience. Customers are billed on a fee per case basis for rentals, which includes the services of the laser operator and, in some cases, the use of a reusable or single use laser delivery device. As requested, the nature and terms of rental contracts will be disclosed and expanded in future filings.

COMMENT NO. 5. IT APPEARS THAT PRODUCT REVENUE, CONSISTING OF SALES OF LASER EQUIPMENT AND ACCESSORIES, AND DELIVERY AND DISPOSABLE DEVICES, IS RECOGNIZED UPON SHIPMENT. TELL US AND CLARIFY IN FUTURE FILINGS IF YOU HAVE ANY POST SHIPMENT OBLIGATIONS, SUCH AS INSTALLATION OR ACCEPTANCE PROVISIONS AND HOW YOU ACCOUNT FOR SUCH OBLIGATIONS.

5. Currently we do not have any post shipment obligations such as installation or acceptance provisions. All domestic laser systems are sold with a one year warranty which includes parts and labor. All international lasers systems are sold with a one year parts only warranty. As each laser sale is recognized, we accrue liability for estimated future warranty costs. In future filings we will clarify that we do not have any post shipment obligations.


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COMMENT NO. 6. PLEASE TELL US AND CLARIFY IN FUTURE FILINGS YOUR RETURN POLICY
WITH DISTRIBUTORS.

6. The Company utilizes distributors for international sales only. All laser system sales are non-returnable. Our international distributors typically locate customers for laser systems before ordering and in general do not maintain inventories. The Company's return policy for laser accessories, delivery and disposable devices sold to distributors is as follows: 1) The Company will accept returns of any unopened, undamaged, standard catalogue items (except laser systems) within sixty
        (60) days of invoice date. Acceptable returned products will be subject to a 20% restocking fee. 2) A return authorization number is required for all returns. The number can be obtained by contacting the Customer Service Department. 3) Should a product be found defective at the time of initial use, the Company will replace it free of charge. As requested, in future filings we will clarify our return policy with distributors.

COMMENT NO. 7. IN FUTURE FILINGS, PLEASE DISCLOSE THE DATE(S) AT WHICH THE NOTES ARE CONVERTIBLE BY THE HOLDER AND/OR IF THE ISSUER CAN REQUIRE CONVERSION AND THE RESPECTIVE DATES OF SUCH CONVERSION.

7. As requested, in future filings, we will disclose the date(s) at which the notes are convertible by the holder and/or if the issuer can require conversion and the respective dates of such conversion.


We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the subject filings (ii) staff comments from the staff or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the contents of this letter adequately address the staff's comments. We do not believe that the staff's comments necessitate any amendment to our current filings. If you seek additional clarification or would like additional information, please contact me directly by telephone at 949-951-3800 ext 222 or by email to mloeb@trimedyne.com.

Thank you for your review of our filing and of our responses to the comment letter.
Best regards,



/s/ Marvin Loeb
Chief Executive Officer
Trimedyne, Inc.